Exhibit 99.2

Summary of Terms of the Amended EICP

Plan Administration

The Amended EICP will be administered by the Compensation Committee or the Board (or its designee), except that, to the extent required for an award to a covered executive to qualify as "performance-based compensation" under Section 162(m) of the Code, the Amended EICP shall be administered by the Compensation Committee, which must consist solely of two or more "outside directors" as defined under Section 162(m) of the Code. Throughout the remainder of this section, unless the context indicates otherwise, we refer to the "Compensation Committee" to mean either the Compensation Committee or the Board (or its designee), as appropriate.

The Compensation Committee will select the persons eligible to participate in the Amended EICP, approve performance goals, approve target payout levels and maximum award opportunities, approve the proportion of each award among categories of performance goals, determine whether awards should be made to participants and establish future service requirements as a condition to vesting in full of an award. The Compensation Committee has the discretion to adjust or eliminate awards and to make such other determinations and interpretations and take such actions as it deems necessary or desirable. The term "award" (as used throughout this Proposal 5) refers to a cash incentive payment made to a participant under the Amended EICP.

Effective Date and Termination

The Amended EICP is effective as of January 1, 2012, subject to stockholder approval of the Amended EICP at the Annual Meeting, and no award may be paid to a covered executive before such stockholder approval is obtained. No award shall be made in respect of any calendar year that begins on or after January 1, 2022.

Participation

Participants in the Amended EICP for any calendar year may include any executive or employee of the Company or any subsidiary selected by the Compensation Committee, upon the recommendation of the Company's chief executive officer, to participate in the Amended EICP. Plan participants for a year are normally (but not required to be) selected on or before January 31 of that year, although the Compensation Committee may, subject to compliance with Section 162(m) of the Code, permit additional eligible persons to become participants during a year. As of March 23, 2012, approximately 51 persons are eligible to participate in the Amended EICP. In January 2012, certain of our employees were granted target and maximum award opportunities (as described in the following subsection) under the Amended EICP, subject to stockholder approval of the Amended EICP. See "— Calendar Year 2012 Opportunities under the Amended EICP."

Targets and Performance Goals

The Compensation Committee shall establish, with the advice and recommendation of the chief executive officer, target incentive opportunities, which are amounts established annually (expressed as a percentage of base salary) payable to participants if all established performance goals are met, and maximum award opportunities, which are maximum incentive payments given under the Amended EICP to participants during that year. The Compensation Committee may also establish future service requirements that must be met as a condition to the payment of an award. The maximum award that may be paid in any single year to any covered executive is $3,000,000.

Whether a participant receives an award under the Amended EICP will depend upon, in part, the achievement of one or more performance goals selected from among one or more of the following categories: corporate performance goals, business unit performance goals and individual performance goals. The business criteria for each category of performance goals are listed below:

A. Corporate performance goals:

- gross, operating or net earnings before or after income taxes
- earnings per share
- book value per share
- cash flow per share
- return on equity
- return on investment
- return on assets, employed assets or net assets
- total stockholder return (expressed on a dollar or percentage basis)
- return on cash flow
- internal rate of return
- cash flow return on investment
- market value added (the difference between the market value of debt and equity, and economic book value)
- market share
- combined ratio
- net present value of investment
- improvements in capital structure
- residual income
- gross income, profitability or net income, including gross margins
- price of any PHI security
- sales to customers (expressed on a dollar or percentage basis)
- retention of customers (expressed on a dollar or percentage basis)
- increase in the Company's or a subsidiary's residential customer satisfaction ratings (based on a survey conducted by an independent third party) and reputation within service territories
- value added (net operating profit minus the cost of capital)
- level of expenses, including without limitation capital expenditures
- payback period on investment
- management recruitment and talent development
- metrics regarding execution on business or operating initiatives, including without limitation securing approvals of electric transmission projects, completion of capital projects, the deployment of "Smart Grid" technology and related customer benefits and successful achievement of regulatory milestones
- safety (including, for example, criteria relating to numbers of reported injuries, preventable accidents and vehicular accidents)
- diversity (including, for example, presenting at and attending Company- or subsidiary-sponsored diversity events, and expenditures made to minority-owned businesses)
- compliance with applicable electric service reliability metrics (including without limitation outage frequency, outage duration, frequency of momentary interruptions, average frequency of customer interruptions, and average number of momentary interruptions per customer)

B. Business unit performance goals:

- environmental compliance;
- compliance with financial and regulatory controls;
- ethical behavior;
- workforce quality, as measured by, among other things, one or more of: diversity measures, talent and leadership development, succession management, workforce hiring, and employee satisfaction; and
- one or more of business criteria set forth above with respect to corporate performance goals.

C. Individual performance goals:

These will be based on one or more individual performance measures related to the Company or any subsidiary, or the Company's or any subsidiary's business, which shall be measured solely in terms of quantitative targets related to the Company, any subsidiary or the Company's or any subsidiary's businesses, including without limitation:

- one or more the business criteria set forth above with respect to corporate performance goals;
- one or more of the business criteria set forth above with respect to business unit performance goals;
- other objective transmission and distribution-related criteria;
- other customer service-related criteria, such as customer satisfaction, service levels and responsiveness;
- bad debt collections, expenses or losses;
- budget achievement;
- risk management; and
- relative performance (as measured by the foregoing performance goals) against other individuals in similar companies operating in targeted areas.

Except with respect to covered executives, award opportunities and performance goals for a year normally are (but are not required to be) determined on or before January 31 of that year. For covered executives, award opportunities and performance goals must be determined by the Compensation Committee in writing no later than the end of the 90-day period beginning on the first day of the year and while their outcome is substantially uncertain.

Payment of Awards under the Amended EICP

A participant in the Amended EICP will be eligible to receive an award based on the level of achievement, as determined by the Compensation Committee, of the performance goals associated with that participant's award opportunities. Awards earned by a covered executive under the Amended EICP may only be paid after the Compensation Committee has certified in writing the achievement of the performance goals that results in an award to that covered executive. In no event shall any award under the Amended EICP be paid unless the performance goals and any applicable future service requirements for that award have been satisfied. An award earned under the Amended EICP will be paid prior to the expiration of two and one-half months following (i) the end of the year to which the award relate or (ii) if later, the end of the year in which any applicable future service requirement was satisfied. Payment will be made in cash in a lump sum, except that a participant may elect to defer payment of any award in whole or in part under the terms of a deferred compensation plan that permits such deferral, assuming that the deferral would not cause adverse tax consequences under Section 409A of the Code. The Compensation Committee has the right to adjust or eliminate awards in its discretion, except that no upward adjustment may be made to a covered executive's award if it would prevent the award from being "performance-related compensation" under Section 162(m) of the Code.

Termination Events

Except as otherwise required for an award to a covered executive to be considered "performance-based compensation" under Section 162(m) of the Code, the Amended EICP provides for the following adjustments of awards in the event of the termination, retirement, death or disability of a participant during a calendar year with respect to an award opportunity:

Termination Event	Definition of Termination Event under Amended EICP	Adjustment to Award for Termination Event During Year
Death	Death of the participant	Award opportunity will be reduced proportionately for the year based on the date of death
Disability	Permanent and total disability of the participant, as determined by the Compensation Committee	Award opportunity will be reduced proportionately for the year based on the date of disability
Retirement	Separating from service with PHI or any subsidiary on or after attaining age 55 and achieving at least 10 years of continuous employment with PHI or any subsidiary	Award opportunity will be reduced proportionately for the year based on the date of separation from service
Termination	Any other resignation or discharge from employment not covered above	No award shall be made

To the extent that any award is reduced or eliminated as noted above, the Compensation Committee may reallocate the amount of such award to other participants, other than to a covered executive if such reallocation would prevent any award to a covered executive from being "performance-based compensation" under Section 162(m) of the Code.

Amendment and Termination

The Amended EICP may be amended, suspended or terminated by the Board at any time, provided that such amendment, suspension or termination will be subject to approval by our stockholders if and to the extent required by applicable law, rule or regulation, or to ensure that compensation to a covered executive will qualify as "performance-based compensation" under Section 162(m) of the Code.

Clawback Provisions

If a participant is subject to the compensation recovery provisions of either the Sarbanes-Oxley Act of 2002 or is covered under a policy adopted by the Company in accordance with rules promulgated by the SEC under the Dodd-Frank Act, an award agreement shall require the participant to comply with all provisions and requirements of such compensation recovery rules.